3-1-02

1117399
1-15096

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _✓_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _✓_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO REINTRODUCES CRINONE® TO US MARKET

GENEVA, Switzerland and ROCKLAND, MA, March 12, 2002 -- Serono, S.A. (SWX Swiss Exchange: SEO and NYSE: SRA) announced today that it has reintroduced Crinone® 8% (progesterone gel) to the US market, effective March 8, 2002. This decision was based upon evaluation of product data from new batches indicating that the viscosity changes, which led to a voluntary recall of Crinone® in April 2001, have been fully resolved. The return of Crinone® to markets in the rest of the world will be announced in due course.

Columbia Laboratories, Inc., the manufacturer of Crinone®, has taken a number of steps to ensure that Crinone® meets established product specifications for viscosity. Serono is the worldwide marketer of Crinone® and the distributor of Crinone® in the US.

In a product change unrelated to the recall, the US Food and Drug Administration (FDA) recently approved a new applicator for use with Crinone® which will be introduced to the US market with the product relaunch. The new applicator has a slimmer design than the previous applicator.

Serono remains wholly committed to the worldwide marketing of Crinone®, based upon the company's agreement with Columbia Laboratories, Inc. However, Serono and Columbia have not yet reached a settlement of the legal actions between the two companies resulting from the recall.

Additional Product Information
Crinone® is a progesterone vaginal gel for use in the treatment of infertile women. It is delivered in a pre-filled, disposable applicator for self-administration. Crinone® 8% is indicated for use in assisted reproductive technologies (ART) as treatment of progesterone insufficiency due to reduced or absent ovarian function.

In patients receiving progesterone supplementation, the most common side effects include breast enlargement, constipation, somnolence, and nausea.

Crinone® is contraindicated in patients with current or past thrombophlebitis or thromboembolic disorders.

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2001. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F® (follitropin alfa for injection), Luveris® (lutropin alfa), Ovidrel®/Ovitrelle® (choriogonadotropin alfa for injection), Rebif® (interferon beta-1a), Serostim® [somatropin (rDNA origin) for injection] and Saizen® [somatropin (rDNA origin) for injection]. (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the SWX Swiss Exchange (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:	**Investor Relations:**	**Noonan/Russo Communications:**
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01	Tel: +44-207 726 4452
Fax: +41-22-739 30 85	Fax: +41-22-739 30 22	Fax: +44-207 726 4453
www.serono.com	Reuters: SEOZ.VX / SRA.N	www.noonanrusso.com
	Bloomberg: SEO VX / SRA US	

Serono, Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 681 2935
www.seronousa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

March 12, 2002

By: [signature]
Name: Jacques Theurillat
Title: Chief Financial Officer